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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

China GrenTech Corporation Limited
(Name of Issuer)
ordinary shares, par value US$0.00002 each
(Title of Class of Securities)
16938P107**
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP Number relates to the Issuer’s ADRs. Each ADR represents 25 of the Issuer’s Ordinary Shares of par value US$0.00002 each.

CUSIP No.	16938P107

1	NAMES OF REPORTING PERSONS:

	Actis Capital LLP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	5	SOLE VOTING POWER:

NUMBER OF		61,730,925

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		61,730,925

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	61,730,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	16938P107

1	NAMES OF REPORTING PERSONS:

	Actis China Fund 2, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	5	SOLE VOTING POWER:

NUMBER OF		61,730,925

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		61,730,925

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	61,730,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	16938P107

1	NAMES OF REPORTING PERSONS:

	Actis Executive Co-Investment Plan, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Guernsey

	5	SOLE VOTING POWER:

NUMBER OF		1,172,888

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,172,888

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,172,888

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	16938P107

1	NAMES OF REPORTING PERSONS:

	Actis China Investment Holdings No. 1 Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Mauritius

	5	SOLE VOTING POWER:

NUMBER OF		61,730,925

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		61,730,925

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	61,730,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1 (a).	NAME OF ISSUER:

China GrenTech Corporation Limited (the “Issuer”)

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen,
People’s Republic of China, 518026

ITEM 2 (a).	NAME OF PERSON FILING:

Actis Capital LLP (“Actis”)
Actis China Fund 2, L.P. (“ACF2”)
Actis Executive Co-Investment Plan, L.P. (“Plan”)
Actis China Investment Holdings No.1 Limited (“ACIH”)
(each a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibits 2(A) and 2(B).

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Actis and ACF2: 2 More London Riverside, London UK SE1 2JT.
Plan: 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD
ACIH: Les Cascades, Edith Cavell Street, Port Louis, Mauritius

ITEM 2 (c)	CITIZENSHIP:

(i) Actis: England
(ii) ACF2: England
(iii) Plan: Guernsey
(iv) ACIH: Mauritius

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

ordinary shares

ITEM 2 (e).	CUSIP NUMBER:

16938P107

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

(a) Amount beneficially owned:

	(i)	Actis: 61,730,925
	(ii)	ACF2: 61,730,925
	(iii)	Plan: 1,172,888
	(iv)	ACIH: 61,730,925

In aggregate, the Reporting Persons listed above beneficially own 61,730,925 ordinary shares.

(b) Percent of class

	(i)	Actis: 9.9%
	(ii)	ACF2: 9.9%
	(iii)	Plan: 0.2
	(iv)	ACIH: 9.9%

In aggregate, the Reporting Persons listed above beneficially own 61,730,925 ordinary shares, representing 9.9% of such class of shares.

All percentages based on 625,000,000 ordinary shares outstanding as of April 4, 2006.

(c) Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

Actis: 61,730,925
ACF2: 61,730,925
Plan: 1,172,888
ACIH: 61,730,925

	(ii)	Shared power to vote or to direct the vote:
Actis: 0
ACF2: 0
Plan: 0
ACIH: 0

In aggregate the Reporting Persons listed above have the power to vote or direct the vote of 61,730,925 ordinary shares.

	(iii)	Sole power to dispose or to direct the disposition of:

Actis: 61,730,925
ACF2: 61,730,925
Plan: 1,172,888
ACIH: 61,730,925

	(iv)	Shared power to dispose or to direct the disposition of:

Actis: 0
ACF2: 0
Plan: 0
ACIH: 0

In aggregate the Reporting Persons listed above have the power to dispose or to direct the disposition of 61,730,925 ordinary shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

Actis Capital LLP

By:	/s/ Paul Owers

Name:	Paul Owers

Title:	Partner

ACTIS CHINA FUND 2, L.P.

By Actis Capital LLP, its Manager

By:	/s/ Anthony Halligan

Name:	Anthony Halligan

Title:	Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, L.P.

By Actis Co-Investment Limited, its General Partner

By:	/s/ Chris Le Galloudec

Name:	Chris Le Galloudec

Title:	Director

ACTIS CHINA INVESTMENT HOLDINGS NO.1 LIMITED

By:	/s/ Gaetan Bouic

Name:	Gaetan Bouic

Title:	Director

EXHIBIT 2(A)
ITEM 2 IDENTITY AND BACKGROUND
This statement is being filed by Actis Capital LLP, an English limited liability partnership (“Actis”), whose principal business address is located at 2 More London Riverside, London UK SE1 2JT. This statement is also being filed by Actis China Fund 2, L.P., an English limited partnership (“ACF2”), whose principal business address is located at the same address as Actis, Actis is the manager of ACF2. This statement is also being filed by Actis Executive Co-Investment Plan, LP, a Guernsey limited partnership (“Plan”), whose principal business address is located at 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands, GY1 3ZD. The Plan is managed by Actis Co-Investment Plan Limited, a Guernsey private limited company and a wholly-owned subsidiary of Actis. This statement is also being filed by Actis China Investment Holdings No.1 Limited, a Mauritian private limited company (“ACIH”) whose principal business address is located at Les Cascades, Edith Cavell street, Port Louis, Mauritius. ACIH is a wholly owned subsidiary of ACF2.
On 17 December 2003, an affiliate of ACIH subscribed for certain convertible preference shares in the Issuer and for certain bonds exchangeable for ordinary shares in the Issuer (the “Actis Interest”). On 14 April 2004 and 6 July 2004, ACIH’s affiliate transferred the Actis Interest to ACIH. On 3 February 2005, ACIH’s affiliate transferred the entire share capital of ACIH to ACF2. On such date ACIH became a wholly-owned subsidiary of ACF2.
On 8 November 2005, ACF2 and the Plan entered into a co-investment agreement which provided that the Plan shall invest alongside ACF2 in each of its investments and that it should take a transfer of a percentage of each of its existing investments. The co-investment agreement provides that the Plan must hold its interest in each investment and dispose of its interest in each investment on the same terms as ACF2 (i.e. the Plan will follow the investment decisions of ACF2 in respect of its investments). The co-investment agreement includes a power of attorney given by the Plan to Actis in connection with the investments.
On 18 January 2006, in compliance with the requirements of the co-investment agreement, ACIH transferred 1.9% of the beneficial title to the Actis Interest to the Plan pursuant to a declaration of trust. ACIH remained the holder of the entire legal title to the Actis Interest.
Immediately prior to the Issuer’s initial public offering of ADRs on 4 April 2006, the entire Actis Interest was converted and exchanged for 76,154,000 ordinary shares of par value US$0.00002 each in the Issuer. Of these shares, 14,423,075 were sold in the public offering on 4 April 2006 (in the form of ADRs).
ACIH continues to hold 61,730,925 ordinary shares of par value US$0.00002 in the issuer representing 9.9% of the issued shares of such class. Beneficial title to 1,172,888 of such shares (representing 0.2% of the issued shares of such class) is held by the Plan.
Due to the relationships among them, the Reporting Persons may constitute a “group” for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim membership in such a group.

EXHIBIT 2(B)
Joint Filing Agreement
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to its statement on Schedule 13G shall be filed on behalf of each of the undersigned, without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated February 9, 2007	ACTIS CAPITAL LLP

	By:	/s/ Paul Owers

	Name:	Paul Owers

	Title:	Partner

ACTIS CHINA FUND 2, LP

By Actis Capital LLP, its Manager

	By:	/s/ Anthony Halligan

	Name:	Anthony Halligan

	Title:	Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, LP

By Actis Co-Investment Limited, its General Partner

	By:	/s/ Chris Le Galloudec

	Name:	Chris Le Galloudec

	Title:	Director

ACTIS CHINA INVESTMENT HOLDINGS NO.1 LIMITED

	By:	/s/ Gaetan Bouic

	Name:	Gaetan Bouic

	Title:	Director